04035659

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

July 16, 2004

SUPPL

RECEIVED
2004 JUL 20 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 16, 2004	Press Release – Trading Update
July 16, 2004	Stock Exchange Announcement – Trading Statement

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dlw 7/20

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-43.doc
T:072504

Trading Update

16/07/2004

We announced our results for the year ended 31 March 2004 on 26 May 2004 and provided a review of current trading as part of that announcement.

Since the year end, our overall sales have continued to grow at about 5% on a like for like basis against the same period last year. Growth in our geographic regions has also been similar to the rates achieved at the year end.

Gross margin, costs and cash flow to date have been in line with our expectations.

Though economic indicators remain positive across our major markets, we continue to believe that a cautionary view is appropriate.

Contacts:

Ian Mason	Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440
Andy Berry	Flagship Consulting Ltd	0207 886 8440

RNS Number:9218A
Electrocomponents PLC
16 July 2004

Embargoed to 12.00 noon 16 July 2004

ELECTROCOMPONENTS PLC

Electrocomponents plc, the major international high service distributor of electronic, electrical, industrial and commercial supplies, has today given a trading update at its Annual General Meeting.

Trading Update

We announced our results for the year ended 31 March 2004 on 26 May 2004 and provided a review of current trading as part of that announcement.

Since the year end, our overall sales have continued to grow at about 5% on a like for like basis against the same period last year. Growth in our geographic regions has also been similar to the rates achieved at the year end.

Gross margin, costs and cash flow to date have been in line with our expectations.

Though economic indicators remain positive across our major markets, we continue to believe that a cautionary view is appropriate.

Contacts:

Ian Mason	Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440
Andy Berry	Flagship Consulting Ltd	0207 886 8440

END

TSTILFILDAIRLIS

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

Lawrence A. Shulman, Donald R. Rogers, Karl L. Ecker†, David A. Pordy+, David D. Freishtat, Martin P. Schaffer, Christopher C. Roberts, Jeffrey A. Shane, Edward M. Hanson, Jr., David M. Kochanski, James M. Kefauver, Robert B. Canter, Daniel S. Krakower, Kevin P. Kennedy, Alan B. Sternstein, Nancy P. Regelin, Samuel M. Spiritos+, Martin Levine, Worthington H. Talcott, Jr.+, Fred S. Sommer, Morton A. Faller, Alan S. Tilles, James M. Hoffman, Michael V. Nakamura, Jay M. Eisenberg+, Douglas K. Hirsch, Ross D. Cooper, Glenn C. Etelson, Karl J. Protil, Jr.+, Timothy Dugan+, Kim Viti Fiorentino, Sean P. Sherman+, Gregory D. Grant+, Rebecca Oshoway, Ashley Joel Gardner, Michael J. Froehlich, William C. Davis, III, Patrick M. Martyn, Sandy David Baron, Christine M. Sorge, Michael L. Kabik, Jeffrey W. Rubin, Simon M. Nadler, Scott D. Museles, Karl W. Means, Debra S. Friedman•, Matthew M. Moore+, Daniel H. Handman, Eric J. von Vorys, Michelle R. Curtis•, Gary I. Horowitz, Mark S. Guberman, Cara A. Frye•, Sarit Keinan, Heather L. Howard, Stephen A. Metz, Hong Suk "Paul" Chung, Lisa C. DeLessio•, Patrick J. Howley, Glenn W.D. Golding+, Carmen J. Morgan•, Kristin E. Draper•, Heather L. Spurrier•, Remy S. Esquenet

Of Counsel
Larry N. Gandal, Leonard R. Goldstein, Richard P. Meyer∘, William Robert King, Larry A. Gordon•, David E. Weisman, Lawrence Eisenberg, Deborah L. Moran, Mimi L. Magyar, Scott D. Field

Special Counsel
Philip R. Hochberg

Maryland and D.C. except as noted:
+ Virginia also ∘ D.C. only
• Maryland only † Retired

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

July 15, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2004 JUL 20 A 11: 40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 15, 2004	Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-40.doc
T:062804

REG-Electrocomponents Holding(s) in Company

RNS Number:9011A
Electrocomponents PLC
15 July 2004

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received confirmation today in accordance with the Companies Act (as amended) that Cater Allen International Limited, ('CAIL'), has a notifiable interest in 20,985,909 Ordinary Sharers of 10p each in the Company, which represents 4.82% of the total issued share Capital of the company.

CARMELINA CARFORA

Group Company Secretary

15 July 2004

END

HOLGUUWPMUPCGQA